    As filed with the Securities and Exchange Commission on December 13, 1999.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  ------------
                                 Schedule 13E-4
                          ISSUER TENDER OFFER STATEMENT
      (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)


                               (Amendment No. 2)

                                  ------------
                              TB WOOD'S CORPORATION
                                (Name of Issuer)
                              TB WOOD'S CORPORATION
                      (Name of Person(s) Filing Statement)
                     Common Stock, par Value $.01 Per Share
                         (Title of Class of Securities)
                                    872226105
                      (CUSIP Number of Class of Securities)
                                  ------------
                              Thomas F. Tatarczuch
                              TB Wood's Corporation
                             440 North Fifth Avenue
                        Chambersburg, Pennsylvania 17201
                                 (717) 264-7161
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

                                  ------------

                                    Copy to:
                             David E. Schulman, Esq.
                             Dechert Price & Rhoads
                                1717 Arch Street
                            4000 Bell Atlantic Tower
                        Philadelphia, Pennsylvania 19103
                                 (215) 994-4000
                                  ------------
                                November 12, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)
                                   ------------

                         CALCULATION OF REGISTRATION FEE
================================================================================
              Transaction Valuation*              Amount of Filing Fee**
--------------------------------------------------------------------------------
                         $5,000,000                      $1,000.00
================================================================================
* For the purpose of calculating the filing fee only, this amount is based on the purchase of 400,000 shares of Common Stock, par value $.01 per share, of TB Wood's Corporation at $12.50 per share.
** The amount of the filing fee equals 1/50th of one percent (1%) of the value of the securities to be acquired.

                                  ------------
[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    $1,000.00        Filing party:  TB Wood's Corporation
Form or Registration No.:  Schedule 13E-4   Date Filed:    November 12, 1999
================================================================================

     This Amendment No. 2 (this "Amendment") amends and supplements the Issuer Tender Offer Statement on Schedule 13E-4 originally filed with the Securities and Exchange Commission on November 12, 1999 (the "Schedule 13E-4") which relates to the offer by TB Wood's Corporation, a Delaware corporation (the s"Company" or the "Issuer"), to purchase up to 400,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $.01 per share, at prices not in excess of $12.50 nor less than $9.00 per share, net to the seller in cash, without interest thereon, as specified by stockholders tendering their Shares (defined below), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 12, 1999 (the "Offer to Purchase") and in the related letter of transmittal ("Letter of Transmittal") (which, as amended or supplemented from time to time, together constitute the "Offer"), and is intended to satisfy the reporting requirements of Section 13(e) of the Securities and Exchange Act of 1934, as amended.




ITEM 8 ADDITIONAL INFORMATION.

     Item 8 Section (e) is hereby amended as follows:

     (a) The information set forth in paragraph 3 of Section 10 "Interest of Directors and Officers and Principal Stockholder; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is hereby amended and restated as follows:

     Thomas C. Foley, the Company's Chairman and controlling stockholder has advised the Company that he does not intend to tender any Shares into the Offer. However, on November 9, 1999 he entered into an option agreement (the
"Option Agreement") with Mr. C. Sean Day (the "Option Holder"). The Option Agreement is designed to enable Mr. Foley to receive the tax treatment generally available to other U.S. taxpaying Shareholders who participate in the offer. Pursuant to the Option Agreement, the Option Holder has the option to purchase up to 275,000 Shares from Mr. Foley at a purchase price that is $.05 per Share less than the final per Share Purchase Price to be paid by the Company for Shares tendered into and accepted for payment pursuant to the Offer (but in no event less than $8.95 per Share). The Option Holder has advised the Company that he currently intends to tender 275,000 Shares into the Offer at a price of $9.00 per Share and that in order to properly deliver Shares pursuant to the Offer, he will acquire directly from Mr. Foley under the terms of the Option Agreement the number of Shares accepted in the Offer. As of November 11, 1999, Mr. Foley beneficially owned 2,698,658 Shares representing approximately 44.6% of the outstanding Shares (calculated on a fully-diluted basis).

     (b) The information set forth in paragraph 9 of Section 6 "Certain Conditions of the Offer" of the Offer to Purchase is hereby amended and restated as follows:

     The foregoing conditions which are for the sole benefit of the Company may be asserted by the Company and may be waived by the Company, in whole or in part, at any time and from time to time in its reasonable discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS. Item 9 is hereby amended and supplemented by the following:

      a(10) Press Release dated December 10, 1999
      a(11) Supplement to Offer to Purchase dated December 13, 1999

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Dated:  December 13, 1999                    TB WOOD'S CORPORATION
                                              By: /s/ MICHAEL L. HURT
                                                  ------------------------------
                                              Name: Michael L. Hurt
                                              Title: President